David W. Bernstein 212.813.8808 DavidBernstein@goodwinprocter.com	Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

December 13, 2016

Securities and Exchange Commission

100 F Street , NE

Washington, D.C. 20549

Re:	Re: Lennar Corporation Registration Statement on Form S-4 File No. 333-214566

Ladies and Gentlemen:

With this letter we are filing on behalf of Lennar Corporation (the “Company”) Amendment No. 1 to Registration Statement No. 333-214566 (the “Registration Statement”). We also enclose a letter describing how the changes made in Amendment No. 1 respond to comments about the Registration Statement made by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated December 7, 2016.

The Company requests that the Registration Statement be declared effective at 11:00 a.m. Eastern Standard Time on Thursday, December 15, 2016, or as soon after that as is practicable.

We acknowledge on behalf of the Company that the Company is aware that:

•	the fact that the Commission, or the staff by delegated authority, declares the Registration Statement effective does not foreclose the Commission from taking action with respect to the Registration Statement;

•	the action of the Commission, or the staff by delegated authority, declares the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or by any person under the securities laws of the United States.

Securities and Exchange Commission

<December 13, 2016>

Please contact the undersigned at 212-813-8808, or Mark Sustana, the General Counsel of the Company, at 305-229-6584, with any questions or comments you may have regarding the materials that are being filed.

Very truly yours,

David W. Bernstein